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
                                                                                            Exhibit 12(b)
                                 Aon Corporation and Consolidated Subsidiaries
                                   Combined With Unconsolidated Subsidiaries
                        Computation of Ratio of Earnings to Combined Fixed Charges
                                         and Preferred Stock Dividends




                                                                   Years Ended December 31,
                                                     ----------------------------------------------------
(millions except ratios)                               1997       1996       1995       1994       1993
                                                     --------   --------   --------   --------   --------

Income from continuing operations before
      provision for income tax (1)                   $  541.6   $  445.6   $  458.0   $  397.0   $  331.6

Add back fixed charges:

Interest on indebtedness                                 69.5       44.7       55.5       46.4       42.3

Interest on ESOP                                          3.5        4.3        5.3        5.9        6.5

Portion of rents representative of
   interest factor                                       44.3       28.6       21.4       28.7       26.1
                                                     --------   --------   --------   --------   --------

   Income as adjusted                                $  658.9   $  523.2   $  540.2   $  478.0   $  406.5
                                                     ========   ========   ========   ========   ========

Fixed charges and preferred stock dividends:

Interest on indebtedness                             $   69.5   $   44.7   $   55.5   $   46.4   $   42.3

Preferred stock dividends                                82.1       28.7       37.5       48.4       47.5
                                                     --------   --------   --------   --------   --------

   Interest and dividends                               151.6       73.4       93.0       94.8       89.8

Interest on ESOP                                          3.5        4.3        5.3        5.9        6.5

Portion of rents representative of
   interest factor                                       44.3       28.6       21.4       28.7       26.1
                                                     --------   --------   --------   --------   --------

   Total fixed charges and preferred
      stock dividends                                $  199.4   $  106.3   $  119.7   $  129.4   $  122.4
                                                     ========   ========   ========   ========   ========

Ratio of earnings to combined fixed
 charges and preferred stock dividends (2)                3.3        4.9        4.5        3.7        3.3
                                                     --------   --------   --------   --------   --------

Ratio of earnings to combined fixed
 charges and preferred stock dividends (3)                4.2        5.8
                                                     ========   ========

(1) Income from continuing operations before provision for income taxes and minority interest includes special charges of $172 million and $91 million in the years ended December 31, 1997 and 1996, respectively.

(2) Included in total fixed charges and preferred stock dividends for the year ended December 31, 1997 are $64 million of pretax distributions on the 8.205% trust preferred capital securities which are classified as "minority interest" on the condensed consolidated statements of operations.

(3) The calculation of this ratio of earnings to fixed charges reflects the exclusion of special charges from the income from continuing operations before provision for income taxes component for the years ended December 31, 1997 and 1996, respectively.

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